CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

March 27, 2012

Bryan Pitko, Staff Attorney
Michael Rosenthal, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:	Physicians Healthcare Management Group, Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 000-5481

Dear Messrs. Pitko and Rosenthal:

This firm has acted as securities counsel for Physicians Healthcare Management Group, Inc. (the “Registrant”), a Nevada corporation, generally since June 2007 and specifically in con-nection with the registration on Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of its  common stock. Such Shares are described in the Registration Statement filed August 15, 2011 with the Securities and Exchange Commission under the Exchange Act and as amended by Amendment No. 1 to such Form 10 on September 23, 2011, Amendment No. 2 filed December 29, 2011 and this Amendment No. 3 being filed currently (the “Amendment”).

In response to the Staff’s current January 13, 2012 comment letter (the “current comment letter”) and with apologies for the delay in forwarding, this Amendment No. 3 reflects cumulative changes since Amendment No. 2 was filed December 29, 2011.   This letter responds to the coments in the indicated order in the current comment letter relating to Amendment No. 2. The responses to the current comments immediately follow the Staff’s comment numbers.

For the convenience of the Staff, we have reproduced the Staff’s comments from the current comment letter in Italics.  The responses to those current comments immediately follow the reproduced Staff comments. We have made all changes addressed in the several pre-filing reviews and (assuming the Staff has no further comments) and attached the associated P.E. No. 3 (including the Note requested in Comment 5).

Description of Business, page 1

1.
We note your disclosure on page 1 that you the purpose of the file filing is “to facilitate the sale of the Company as a ‘clean,’ reporting shell or, alternatively finding a merger a merger or acquisition candidate…”  Please revise to clarify what you mean by a “clean” reporting shell company and explain why you believe becoming a reporting company will facilitate your plans to sell the company or find a merger or acquisition candidate.

Response to Comment 1:  The requested disclosure has been upgraded.

2.
We note your response to our prior comment 4 and reissue the comment in part.  Please describe the process by which management will solicit offers for the company and describe any previous experience held by management in making such solicitations.

Response to Comment 2:  The requested disclosure has been upgraded.

Risk Factors, page 3

3.
We note your response to our prior comment 10.  Please expand your risk factor captions further, and consider using complete sentences, to clearly and concisely describe each risk and why and/or how it could affect investors.  For example, a caption such as “Illiquidity” fails to specify the risk posed to the company or investors.  You may find it helpful to use an “if…then” approach to writing the captions, where “if” denotes the risk and then “then” discloses the specific adverse consequences of that risk.

Response to Comment 3:  The requested Risk Factor disclosures have been upgraded.

4.
We note your response to our prior comment 15 requesting that you remove your disclaimer that your list of risk factors is not a complete discussion of the risks involved in your offering.  Similarly, please also remove your disclaimer on page 3 in the preface to your risk factors that “…an investor should be aware of certain risk factors including, but not limited to, the following.”  Your risk factor section should include a complete discussion of all significant factors that make your offering speculative or risky.  Any wording that suggests that there may be other material risk factors not discussed in this section should be eliminated.

Response to Comment 4: The requested Risk Factor disclosures have been upgraded.

Liquidity and Capital Resources, page 9

5.
We note your response to our prior comment 16 and reissue the comment in part.  Given that the promissory note constitutes one of your two sole assets, please file the note as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 5:  The note has been added as an Exhibit to the Form 10 by means of this Amendment.

Legal Proceedings, page 18

6.
We note your response to our prior comment 18 and reissue the comment in part.  Please expand your disclosure here further to include an estimate of your potential liability if the court were to cancel the exchange agreement and allow MicroPipe to collect on the con-vertible debenture.

Response to Comment 6:  The litigation disclosure has been upgraded to reflect the potential liability in the circumstances outlined.

Upon completion of the review, we trust all comments will have been satisfied and the Staff can advise us that the Staff has no further comments. Should you have any questions, please let me know. Thank you for your assistance and prompt review of these materials. The requested Company acknowledgement is attached. I will call you next week to coordinate any remaining issues with the Staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

Enclosure:

cc:   Robert Trinka
Scott Moore
Scott Salberg/Gertrude Dorval